Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES RESIGNATION OF DIRECTOR JAMIE SOKALSKY

Toronto, Canada, March 28, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that Jamie Sokalsky has tendered his resignation  from the Company’s Board of Directors. Mr. Sokalsky is Executive Vice President and Chief Financial Officer of Barrick Gold Corporation, where the Chief Executive Officer has taken a leave of absence due to a serious medical condition. As a result, Mr. Sokalsky will focus exclusively on his primary responsibilities at Barrick..

“In his time on our Board, Jamie Sokalsky has made an outstanding contribution to the governance and development of Biovail,” said Dr. Douglas Squires, Interim Chairman of the Board and Chief Executive Officer. “We will miss Jamie’s counsel going forward but understand the circumstances and respect his decision.”

“I have enjoyed my involvement with Biovail and my interaction with fellow directors and management and wish the Company all the best in the future,” said Mr. Sokalsky.

The Compensation, Nominating and Governance Committee of the Board of Directors has begun a search for a replacement for Mr. Sokalsky as part of its continuing efforts on behalf of shareholders to add further independent expertise to the Board.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.